UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
88165N204

(CUSIP Number)
Michael Hearne
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121
(858) 333-5769

Copies to:

Ryan A. Murr Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
(Continued on following pages)

CUSIP NO. 88165N204
1. Names of Reporting Persons.
La Jolla Pharmaceutical Company
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,263,236
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,263,236
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,263,236
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 100%
14 Type of Reporting Person CO

Explanatory Note: This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of La Jolla Pharmaceutical Company (the "Reporting Person"), a California corporation, initially filed with the U.S. Securities and Exchange Commission on June 22, 2020 (the “Initial Filing”), and amended on June 26, 2020 and July 1, 2020 (as amended, the “Statement”), with respect to the common stock, $0.001 par value (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This is the final amendment to the Schedule 13D/A.
Items 3, 4 and 5 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended to add the following:
As a result of the Tender Offer and the Merger, the Reporting Person acquired a total of 7,263,236 shares of Common Stock at a price of $2.00 per share for $14.5 million upfront cash, plus one non-tradeable CVR per share.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following:
As previously disclosed, each of the Reporting Person, the Issuer and Merger Sub entered into the Merger Agreement, which provided for a Tender Offer by Merger Sub for all of the Issuer’s Common Stock. The Tender Offer commenced on June 29, 2020, at which time the Reporting Person beneficially owned 1,085,000 shares of the Issuer’s Common Stock (the “Shares”). On July 23, 2020, the Reporting Person contributed the Shares to La Jolla Pharmaceutical Holdings, LLC, a Delaware limited liability company managed by the Reporting Person (“Holdings”). On July 27, 2020, Holdings tendered the Shares to Merger Sub pursuant to the Tender Offer. On July 28, 2020, the Tender Offer closed and Merger Sub accepted for purchase a total of 3,737,360 shares tendered and not withdrawn (including the Shares, but excluding shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), representing approximately 51.5% of the total shares of the Issuer issued and outstanding. Following the closing of the Tender Offer, Merger Sub merged with and into the Issuer on July 28, 2020 pursuant to Section 251(h) of the DGCL (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of the Reporting Person.
As a result of the Tender Offer and the Merger, the Reporting Person acquired a total of 7,263,236 shares of Common Stock at a price of $2.00 per share for $14.5 million upfront cash, plus one non-tradeable CVR per share.

Item 5.	Interest in Securities of the Issuer
The information previously provided in response to Item 5(a) and 5(b) of the Statement is hereby amended and restated by replacing the text thereof in its entirety with the below.
Item 5(c) of the Statement is hereby amended to add the below.

(a) Amount beneficially owned and percentage of class:

La Jolla Pharmaceutical Company     7,263,236 shares, representing 100% of the class

La Jolla Pharmaceutical Company is the beneficial owner of 7,263,236 shares of the Issuer’s Common Stock. La Jolla Pharmaceutical Company has sole voting and dispositive power over such shares of Common Stock.

The percentage ownership used herein is based upon 7,263,236 shares of Common Stock of the Issuer issued and outstanding as of the close of business on June 2, 2020, as set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer with the U.S. Securities and Exchange Commission on June 12, 2020.

(b) Voting and disposition powers:

Sole power to vote or direct the vote:

La Jolla Pharmaceutical Company        7,263,236 shares

Shared power to vote or direct the vote:

La Jolla Pharmaceutical Company        0 shares

Sole power to dispose or direct the disposition:

La Jolla Pharmaceutical Company        7,263,236 shares

Shared power to dispose or direct the disposition:

La Jolla Pharmaceutical Company        0 shares

(c)

The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock since the date of the Initial Filing:

Entity	Transaction	Trade Date	Shares	Price/Share
La Jolla Pharmaceutical Company *	Purchase	7/28/2020	3,737,360	$2.00**

* Represents the purchase of shares pursuant to the Tender Offer, which was effected through Merger Sub, a wholly owned subsidiary of the Reporting Person. Following the closing of the Tender Offer, Merger Sub was merged with and into the Issuer, at which time the Reporting Person acquired the remaining 3,525,876 shares of the Issuer that were issued and outstanding.

** Price paid was $2.00 per share upfront cash, plus one non-tradeable CVR per share, as set forth in the Merger Agreement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 29, 2020
LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ Michael Hearne Michael Hearne Chief Financial Officer